Exhibit 12.1

SunTrust Banks, Inc.
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31

	2002		2001		2000		1999		1998		1997

Ratio 1 - including deposit interest
Earnings:
Income before income taxes and extraordinary gain	$1,823,324		$2,019,720		$1,919,556		$1,695,657		$1,498,306		$1,499,599
Fixed charges	1,932,209		3,065,973		3,775,173		2,852,180		2,784,251		2,489,432

Total	$3,755,533		$5,085,693		$5,694,729		$4,547,837		$4,282,557		$3,989,031

Fixed charges:
Interest on deposits	$1,117,296		$1,812,385		$2,452,919		$1,626,132		$1,644,229		$1,627,417
Interest on funds purchased	140,463		412,218		651,235		749,561		634,086		461,724
Interest on other short-term borrowings	14,062		63,359		97,903		79,521		127,800		133,814
Interest on long-term debt	619,667		739,012		534,924		359,538		340,664		230,509
Portion of rents representative of the interest factor (1/3) of rental expense	40,721		38,999		38,192		37,428		37,472		35,968

Total	$1,932,209		$3,065,973		$3,775,173		$2,852,180		$2,784,251		$2,489,432

Earnings to fixed charges	1.94	x	1.66	x	1.51	x	1.59	x	1.54	x	1.60	x
Ratio 2 - excluding deposit interest
Earnings:
Income before income taxes and extraordinary gain	$1,823,324		$2,019,720		$1,919,556		$1,695,657		$1,498,306		$1,499,599
Fixed charges	814,913		1,253,588		1,322,254		1,226,048		1,140,022		862,015

Total	$2,638,237		$3,273,308		$3,241,810		$2,921,705		$2,638,328		$2,361,614

Fixed charges:
Interest on funds purchased	$140,463		$412,218		$651,235		$749,561		$634,086		$461,724
Interest on other short-term borrowings	14,062		63,359		97,903		79,521		127,800		133,814
Interest on long-term debt	619,667		739,012		534,924		359,538		340,664		230,509
Portion of rents representative of the interest factor (1/3) of rental expense	40,721		38,999		38,192		37,428		37,472		35,968

Total	$814,913		$1,253,588		$1,322,254		$1,226,048		$1,140,022		$862,015

Earnings to fixed charges	3.24	x	2.61	x	2.45	x	2.38	x	2.31	x	2.74	x